Bionomics Limited

15 November 2003

03045385

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

pev: Jill Mashado
Company Secretary

SEC MAIL PROCESSING
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DEC 29 2003
WASH. D.C. 183 SECTION

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Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
15 December 2003

EPILEPSY COLLABORATION WITH THE BRIGHAM AND WOMEN'S HOSPITAL, A TEACHING HOSPITAL OF THE HARVARD MEDICAL SCHOOL

Bionomics Limited (ASX:BNO, US OTC:BMICY) announced today that it has established a collaboration with The Brigham and Women's Hospital, Inc., to identify new epilepsy genes. Located in Boston, The Brigham and Women's Hospital is a teaching hospital of the Harvard Medical School, and a world leader in patient care, medical education and research.

Pursuant to the collaboration, the Brigham and Women's Hospital will identify new epilepsy genes in clinical samples from epilepsy patients provided by Bionomics.

Dr Deborah Rathjen, CEO and Managing Director of Bionomics, said this collaboration adds a highly regarded US-based institution to Bionomics' existing network of academic collaborators in epilepsy gene discovery and drug development, which combined with the US NIH grant for USD$1.7 million announced last week, reflects strengthening US support for Bionomics' epilepsy research programs. "We are delighted to be working with The Brigham and Women's Hospital. The Brigham's expertise in gene discovery combined with Bionomics' leading understanding of epilepsy genes will strengthen Bionomics' portfolio of epilepsy gene discoveries and will be important in Bionomics expanding epilepsy drug discovery program."

Dr Rathjen stated that the Harvard-associated Brigham and Women's Hospital approached Bionomics researchers with the collaboration proposal, based on the highly regarded scientific publications issued by Bionomics researchers on their gene discoveries. "This collaboration is a reflection of Bionomics' credibility and leadership in the field of epilepsy genetics."

Bionomics will have commercialization rights over the genes identified by the Harvard-associated Brigham and Women's Hospital.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in epilepsy, breast cancer and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders. Epilepsy affects over 7 million people in the seven major pharmaceutical markets, with around 2 million patients inadequately treated. The global market for epilepsy drugs is estimated to be valued at US$6 billion in 2003.

For more information about Bionomics, visit www.bionomics.com.au

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FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101